BB 9/4

02021970

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ONYX PARTNERS, INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9595 WILSHIRE BLVD., SUITE 700
(No. and Street)

BEVERLY HILLS, (City) CA (State) 90212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW J. ASTRACHAN, PRESIDENT (310) 724-5599
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name — if individual, state last, first, middle name)

11766 WILSHIRE BLVD., SUITE 900 LOS ANGELES, CA 90025
(Address) (City) (State) (Zip Code)

RECD S.E.C.
AUG 28 2002
536

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW J. ASTRACHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ONYX PARTNERS, INCORPORATED, as of JUNE 30, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

SILVIA G. RODRIGUEZ
Comm. # 1265344
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires June 23, 2004

Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Onyx Partners, Incorporated

We have audited the accompanying statement of financial condition of Onyx Partners, Incorporated as of June 30, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Onyx Partners, Incorporated as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and Rule 260.237.1 of the California Corporate Securities Law of 1968. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Los Angeles, California
August 2, 2002

ONYX PARTNERS, INCORPORATED

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS

CURRENT ASSETS	
Cash	$ 489,542
Accounts receivable	24,667
Security deposit	8,599
Prepaid expenses and other assets	14,420
Property and equipment, net of accumulated depreciation	7,930
Deferred income taxes	149
	$ 545,307

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 4,617
	4,617
STOCKHOLDERS' EQUITY	
Common stock	137,000
Retained earnings	403,690
	540,690
	$ 545,307

See accompanying notes to financial statements.

ONYX PARTNERS, INCORPORATED

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2002

REVENUES	
Fee income	$ 2,193,180
Interest income	27,487
Total revenues	2,220,667
EXPENSES	
Employee compensation and benefits	1,821,179
Professional fees	18,890
Occupancy and equipment rental	150,156
Communications	30,219
Other operating expenses	139,488
Taxes, other than income taxes	47,724
	2,207,656
NET INCOME BEFORE INCOME TAXES	13,011
PROVISION FOR INCOME TAX	262
NET INCOME	$ 12,749

See accompanying notes to financial statements.

ONYX PARTNERS, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2002

	Common Stock, No Par Value, 100,000 Shares Authorized			
	Shares	Amount	Retained Earnings	Total Stockholders' Equity
BALANCE, July 1, 2001	2,000	$ 137,000	$ 390,941	$ 527,941
Net Income	-	-	12,749	12,749
BALANCE, June 30, 2002	2,000	$ 137,000	$ 403,690	$ 540,690

See accompanying notes to financial statements.

ONYX PARTNERS, INCORPORATED

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 12,749
Deferred income taxes	(538)
Adjustments to reconcile net income to net cash provided by operating activities	
Loss realized on investments	25,750
Depreciation	8,901
Decrease in accounts receivable	4,500
Decrease in prepaid expenses and other assets	100,466
Decrease in accounts payable and accrued expenses	(260)
Net cash provided by operating activities and net increase in cash	151,568
CASH, July 1, 2001	337,974
CASH, June 30, 2002	$ 489,542
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for income taxes	$ 13,250

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Onyx Partners, Incorporated (the Company) was formed in August 1990 and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in December 1991. The Company qualified as a broker-dealer with the National Association of Securities Dealers in May 1993.

In connection with its activities as a broker-dealer, the Company intends to hold no funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from the provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

In addition, the Company is a registered investment adviser with the California Department of Corporations. For investment adviser purposes, the Company itself holds no funds or securities for customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - Cash equivalents are highly liquid investments with maturity of three months or less from the date of acquisition.

Accounts receivable - Management of the Company considers all receivables as of June 30, 2002 to be collectible and, therefore, has not established an allowance for doubtful accounts.

Securities owned - Marketable securities are valued at fair market value, and securities not readily marketable are valued at fair market value as determined by management.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition – Revenue is recognized when a transaction is consummated.

Property and equipment - The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives of the assets ranging from five to seven years.

Property and equipment as of June 30, 2002 consist of the following:

Furniture and equipment	$ 152,898
Leasehold improvements	41,727
	194,625
Less accumulated depreciation	(186,695)
	$ 7,930

Income taxes - The Company determines its income taxes pursuant to the provisions of Statement Financial Accounting Standards No. 109 (SFAS 109) which requires that deferred tax assets, which are provided for on temporary differences between financial and income tax reporting, be reduced by a "valuation allowance" to the extent that no future tax benefits are expected to be realized from the reversal of the temporary differences. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred taxes are discussed further in Note 6.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has historically held investments in partnerships, related through common ownership.

The Company receives a consulting fee from a customer affiliated through a minority ownership interest in the customer held by a stockholder of the Company. (See Note 7) Virtually all fee income is earned through consulting services provided to, or on behalf of, the affiliated customer.

NOTE 4 - LEASE COMMITMENTS

The Company leases its operating facilities under a noncancelable operating lease agreement expiring October 2002. The total rent expense for the year ended June 30, 2002 was $104,213.

The Company leases various equipment under operating leases that expire through July 2004. The base rental expense for these leases for the year ended June 30, 2002 were $ 52,273.

The future annual minimum lease payments under noncancelable operating leases as of June 30, 2002 are as follows:

Year ending June 30,	Facilities	Equipment	Total
2003	$ 34,237	$ 18,294	$ 52,531
2004	-	11,214	11,214

NOTE 5 - RETIREMENT PLAN

The Company maintains a qualified deferred compensation arrangement ("408(p) plan") which enables eligible employees to set aside a portion of their salaries, which the Company has agreed to match, as a contribution to the plan. For the year ended June 30, 2002 the Company has contributed $16,795 to the plan.

NOTE 6 - INCOME TAXES

The principal temporary differences between financial reporting and income tax reporting result from the Company using the accrual basis method of accounting for financial reporting purposes and the cash basis method for income tax reporting purposes.

Deferred taxes are summarized as follows:

Deferred tax asset	$ 8,349
Deferred tax liability	(8,200)
Net deferred tax asset	$ 149

NOTE 6 - INCOME TAXES (Continued)

The (benefit) provision for income taxes consists of the following:

Current	$ 800
Deferred	(538)
	$ 262

The principal differences between the income tax provision at statutory federal tax rates and the effective tax rate are non-deductible entertainment expenses, escalating tax rates, and state income taxes.

NOTE 7 - BUSINESS CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of trade accounts receivable, securities, and uninsured cash balances. The Company requires no collateral from its customers and performs ongoing credit evaluations of its customers' financial condition.

The Company earns all of its fee income from one customer who also accounts for all of the accounts receivable.

The Company places its cash with high credit quality institutions and, at times, such amounts exceed federally insured limits. However, the Company has not experienced any losses in such accounts.

NOTE 8 - NET CAPITAL REQUIREMENTS

Broker-dealer requirements - The Company, as a broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of not less than the greater of $100,000 or 6-2/3% of aggregate indebtedness and a maximum ratio of aggregate indebtedness to net capital of 12-to-1. Also, in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain one hundred twenty percent (120%) of its minimum net capital requirement. At June 30, 2002, the Company had net capital, as defined, of $484,776, which was in excess of its required net capital by $384,776. The Company's ratio of aggregate indebtedness to net capital at June 30, 2002 was 0.010 to 1. (See Schedule 1)

For broker-dealer purposes, the net capital required by the states of New York and California are the same as that of the SEC and, therefore, the Company met the states' requirements as of June 30, 2002.

SUPPLEMENTAL INFORMATION

ONYX PARTNERS, INCORPORATED

SCHEDULE 1
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2002

Total stockholders' equity qualified for net capital	$ 540,690
Additions	-
	540,690
Deductions	
Deferred income tax assets	149
Nonallowance assets	47,835
Property and equipment, net	7,930
Total deductions	55,914
Net capital	484,776
Minimum net capital required	100,000
Excess capital	$ 384,776
Minimum net capital at 120%	$ 120,000
Total aggregate indebtedness included in statement of financial condition	$ 4,617
Ratio of aggregate indebtedness to net capital	0.010 to 1

ONYX PARTNERS, INCORPORATED

SCHEDULE 2
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2002

Net capital reported by the Company in Part IIA of Form X-17A-5 as of June 30, 2001 (audited)	$ 484,776
Decrease in other accrued expenses	260
Net capital computed pursuant to Rule 15c3-1 (Schedule 1)	$ 485,036

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLS REQUIRED BY SEC RULE 17a-5

The Board of Directors
Onyx Partners, Incorporated

In planning and performing our audit on the financial statements of Onyx Partners, Incorporated as of June 30, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures, including procedures for safeguarding securities.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Onyx Partners, Incorporated that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements of prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by Rule 15c-3-3, because the Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or perform activities requiring payment of fees to customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of an internal control system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Inherent to the nature of an organization of this size and structure is a concentration, versus segregation, of duties surrounding the accounting function. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purposes.

Moss Adams LLP

Los Angeles, California
August 2, 2002

ONYX PARTNERS, INCORPORATED
(SEC Identification No. 8-44352)

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL INFORMATION

JUNE 30, 2002